LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. B[redacted] • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

04012683

82-3957

Ref : SEC/DS

January 16, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

04 FEB 10 AM 7:21

Dear Sir,

Sub : Alberta's Premier Visits L&T

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dw 2/10

PRESS RELEASE

Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

Alberta's Premier Visits Larsen & Toubro

Mumbai, Jan 16: The Premier of Alberta, Mr Ralph Klein, visited the corporate office of Larsen & Toubro Limited (L&T) here today, as part of his week-long trade and investment mission to India. Discussions with L&T focused on wide-ranging efforts to improve bilateral business relations and foster strategic alliances between technology majors in India and Alberta, Canada. L&T – India's largest engineering organization has been closely associated with major corporates from Alberta – BA Energy Inc. and Telvent (formerly Metso Automation) in the fields of oil and gas exploration and advanced control systems.

L&T is involved in the conceptual, front-end engineering and design work for BA Energy's revolutionary plans to upgrade bitumen recovered from the Alberta oil sands. These sands hold hydrocarbon reserves exceeding those of Saudi Arabia. When commercialized, this will be a major breakthrough in global energy availability.

L&T is also collaborating with Telvent, a Real Time IT (SCADA and advanced applications/ information technology) major from Alberta.

L&T and Telvent have a track-record of successful technological cooperation. In 1999, the two companies were associated in the implementation of Asia's first large-scale integrated system for water management for the municipal corporation of Mumbai. Designated as the SCADA Project, it involved gathering inputs over a 460 sq. km area in Mumbai.

When the gas market in Italy was deregulated, Telvent provided gas management solutions to Edison Gas, Italy, with engineering services from L&T. The deregulation of the gas distribution market in India, therefore offers opportunity for the two companies to participate and provide their software and implementation skills. As is well known, GAIL is preparing for a deregulated distribution scenario and is in the process of conceiving and implementing a National Gas Grid to be operational in 2004.

L&T and Telvent have recently completed the SCADA system of the 292 km PETRONET CCK multi product pipeline and have also received an award from IOCL for upgrading the SCADA system for the Kandla-Bathinda pipeline, which is to be converted from a product line to a crude line.

In the future, L&T and Telvent will leverage possible opportunities in both downstream and upstream applications at ONGC, BPCL, HPCL, Indian Oil, GAIL and RIL on pipeline and production SCADA as well as advanced application solutions. Both gas management and water management systems would be excellent opportunities of aligning L&T's automation business with national interests. L&T's automation unit is focused on building the SCADA and advanced solutions business to USD 20m in the next 3 to 4 years.

L&T and Telvent are actively considering an enhanced level of cooperation in areas like electric utilities, transportation & advance traffic management systems for the South East Asian and other markets besides SCADA for oil, gas and water pipelines and production platforms.

JM/mnPRMiscellanyAlbertaPM